Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of Companhia de Saneamento Básico do Estado São Paulo - SABESP on Form F-3 of our report dated May 3, 2004 (which report expresses an unqualified opinion and contains an explanatory paragraph regarding differences in the application of accounting practices adopted in Brazil and accounting principles generally accepted in the United States of America) related to the financial statements of Companhia de Saneamento Básico do Estado São Paulo - SABESP as of and for the year ended December 31, 2003, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Selected Financial Data” and “Experts” in such Prospectus.

/s/    DELOITTE TOUCHE TOHMATSU

Auditores Indpendentes

São Paulo, Brazil

September 27, 2004